EXECUTION COPY

PURCHASE AND SALE AGREEMENT

Between

Samson Oil and Gas USA Inc.

as
Purchaser

and

Stanley Energy, Inc.
and
Stanley Energy W., Inc.
as
Seller

Dated as of March 6, 2006

i

Section 15.6	Governing Law	39
Section 15.7	Captions	39
Section 15.8	Waivers	39
Section 15.9	Exhibits and Schedules	39
Section 15.10	Entire Agreement; Amendments	39
Section 15.11	Rights Cumulative	40
Section 15.12	Binding Effect; Benefits; Third Parties; Joint Ventures	40

v

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the “Agreement”) dated as of March 6, 2006, is between Samson Oil and Gas USA Inc., a Colorado corporation (“Purchaser”), with offices at 1726 Cole Blvd., Suite 210, Lakewood, Colorado 80401, and STANLEY ENERGY, INC., a Nevada corporation (“SEI”), and STANLEY ENERGY W., INC., a Nevada corporation (“SEWI” and, collectively with SEI, “Seller”), each with offices at 1776 Lincoln Street, Suite 1300, Denver, Colorado, 80203. Purchaser and Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, Seller is the owner of certain interests in and to those certain oil and gas leases described on Exhibit A attached hereto, together with associated wells and equipment located thereon or appurtenant thereto.

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the assets, properties and rights of Seller hereinafter described in the manner and upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, the Parties, intending to be legally bound by the terms hereof, covenant and agree as follows:

ARTICLE 1
PURCHASE AND SALE

Section 1.1  Purchase and Sale.

Subject to the terms and conditions of this Agreement, Seller agrees to sell and convey exclusively to Purchaser and Purchaser agrees to purchase and pay for the Assets (as defined in Section 1.2 below).

Section 1.2  Assets.

All of the following shall herein be called the “Assets”:

(a)  All of Seller’s undivided right, title and interest in, to and under the oil, gas and mineral leases (including all leasehold estates, royalty interests, overriding royalty interests and all other interests therein, whether described or not), mineral interests, licenses, permits, and other documents of title described in Exhibit A, and any extensions, renewals, amendments, replacements or substitutions thereof (the “Leases”) insofar and only insofar as the Leases cover the lands described on said Exhibit A and lands pooled or unitized therewith (the “Lands”) and all of Seller’s right, title and interest in, to and under the wells identified on Exhibit B attached hereto (the “Wells”), and including in each case all other interests of Seller in the Leases, Lands and Wells, including, without limitation, reversionary interests, net profits interests, net revenue interests, fee mineral estate interests and any other interests of a similar nature (all of the foregoing referred to herein as the “Properties” when referred to collectively and a “Property” when referred to individually).

(b)  All of Seller’s undivided right, title and interest in and to all petroleum, hydrocarbons and associated gases produced at and after the Effective Date, as hereinafter defined, from the Properties and all production produced from the Properties to the extent such production is in the tanks as of the Effective Time, as hereinafter defined (the “Hydrocarbons”).

(c)  All of Seller’s right, title and interest in, to and under all contracts, documents and agreements listed on Exhibit C attached hereto which shall include all contracts, documents and agreements that are appurtenant to or used in connection with the ownership or operation of the Properties (excluding the Leases which are listed on Exhibit A) or to or used in connection with the production, treatment, transportation, sale or disposal of water, hydrocarbons or associated substances from the Properties (“Basic Documents”).

(d)  Corresponding interests in and to all fixtures, production facilities, equipment, and personal property associated with the Wells and in and to all lease equipment, water gathering and disposal systems, service and downhole equipment, tanks, boilers, buildings, structures, fixtures, personal property, tubing, oil and gas production equipment, pumping units, motors, pipelines, gathering lines, electrical distribution systems, tubulars and inventory and all other machinery, equipment, appurtenances, ancillary facilities, improvements and property of every kind and character, movable or immovable now or as of the Effective Date or the Closing appurtenant to or used in the operation of the Properties or the production, treatment, transportation, sale or disposal of water, hydrocarbons or associated substances from the Properties (“Related Assets”).

(e)  All books, records, files, data and information related to the Assets described in clauses (a), (b), (c), (d) and (f) hereof, including without limitation (i) all lease files, land files, abstracts, title opinions, electronic files, and (ii) all logs, core analyses, formation tests, films, surveyors’ notes, plane table sheets, shot point data bases and geologic and other scientific data, including seismic data, to the extent such data can be transferred to Purchaser (the “Files”); provided that Files shall not include any books, records, files or proprietary data to the extent only that the same relate to properties of Seller other than the Properties.

(f)  All instruments, liens and security interests in favor of Seller under any law, rule, or regulation or under the Basic Documents arising from the sale or other disposition after the Effective Date of any of the Assets described in Section 1.2(a) through (e).

Section 1.3  Effective Date and Time.

The purchase and sale of the Assets shall be effective as of November 1, 2005 (the “Effective Date”), at 7:00 a.m. Mountain Standard Time (the “Effective Time”). Except as otherwise specifically provided herein, Seller shall be entitled to production revenues or other amounts realized from and accruing to the Assets prior to the Effective Time and shall be liable for the payment of all costs, liabilities, obligations and expenses attributable to the Assets prior to the Effective Time, and Purchaser shall be entitled to production revenues or other amounts realized from and accruing to the Assets after the Effective Time and shall be liable for the payment of all costs, liabilities, obligations and expenses attributable to the Assets after the Effective Time.

Section 1.4  Conveyance.

Seller shall convey the Assets to Purchaser at Closing by a Conveyance, Assignment and Bill of Sale substantially in the form of Exhibit D attached hereto (the “Conveyance”) and any corresponding forms of assignment for any State or Federal Leases. The Conveyance shall be effective as of the Effective Time.

ARTICLE 2
PURCHASE PRICE

Section 2.1  Purchase Price.

The purchase price for the Assets shall be Thirty Six Million Three Hundred Thousand U.S. Dollars and No Cents (U.S.$36,300,000.00) (the “Purchase Price”), subject to adjustment as set forth in Section 2.2 below.

Section 2.2  Determination of Adjusted Purchase Price.

The Purchase Price shall be adjusted as set forth below and the resulting amount shall herein be called the “Adjusted Purchase Price.” All adjustments to the Purchase Price shall be made (i) according to the factors described in this Section, (ii) in accordance with generally accepted accounting principles as consistently applied in the oil and gas industry, and (iii) without duplication.

(a)  The Purchase Price shall be adjusted upward by the following:

(1)  The amount of all costs incurred in the ordinary course of business that are, in accordance with generally accepted accounting principles, attributable to times after the Effective Time that have accrued to and been paid by Seller between the Effective Time and the Original Closing Date or Extended Closing Date, as applicable (such period herein, the “Adjustment Period”) including: (i) as costs of the ordinary course of production, processing or other operations directly related to the Assets, (ii) as costs incurred with respect to staking, surveying, title examination, surface grading and similar activities directly related to the Assets, (iii) as costs for the maintenance of any Property, (iv) as costs for the extension or renewal during the Adjustment Period of any Property, (v)  subject to Section 6.7 hereof, as costs of any exploration or development activities on the Properties or related to drilling, completion, recompletion, or workover activities on Wells and conducted during the Adjustment Period, (vi) as unreimbursed costs of insurance coverage during the Adjustment Period on the Assets in accordance with Section 6.7 hereof, (vii) the aggregate amount of all other expenditures made by Seller prior to the Effective Time for costs and expenses directly attributable to the Assets after the Effective Time and (viii) otherwise from the ownership of the Assets during the Adjustment Period.

(2)  The value of all merchantable oil or condensate produced from the Assets and in storage above the pipeline connection at the Effective Time that is credited to the Assets, such value to be the market or contract price in effect as of the Effective Time net of any applicable royalties, sales taxes, and taxes on production including, but not limited to, severance, conservation and ad valorem taxes.

(3)  An amount per MMBtu equal to the arithmetic average of the first of the month spot price of gas delivered to Colorado Interstate Gas Company - Rocky Mountains as published in Inside FERC Gas Market Report for November 2005 and February 2006 for any gas which Seller may be entitled to take in excess of its fractional interest in the Wells as a result of underproduction by Seller from the Assets, such amount to be determined as of the Effective Time. Seller and Purchaser agree that for the purposes of the Preliminary Adjustment Statement, the gas imbalance volumes attributable to the Wells are set forth on Exhibit E attached hereto and made a part hereof. The Parties agree that such volumes will be subject to adjustment and confirmation in connection with preparation of the Final Adjustment Statement.

(4)  An amount, with respect to each Property in which the net revenue interest (“NRI”) plus overriding royalty interests (“ORRI”) owned by Seller (exclusive of nonconsent interests) exceeds the aggregate of the NRI plus ORRI for such Property as set forth in Exhibit G attached hereto, calculated by multiplying the Allocated Value (as defined in Section 2.5 below) of such Property set forth on Exhibit G by the quotient of (i) Seller’s actual NRI plus ORRI in such Property as delivered to Purchaser at Closing divided by (ii) the NRI plus ORRI in such Property as reflected on Exhibit G.

(5)  An amount equal to aggregate amounts paid by Seller prior to the date hereof as joint interest or similar billings in respect of drilling, completion or similar activities based on the Authorities for Expenditure (“AFEs”) listed on Schedule 2.2 hereto and any other amounts paid by Seller in connection with the drilling and completion of the Wells that are the subject of the AFEs listed on Schedule 2.2.

(b)  The Purchase Price shall be adjusted downward by the following:

(1)  The proceeds received by Seller during the Adjustment Period attributable to the Assets and that are, in accordance with generally accepted accounting principles, attributable to the period of time after the Effective Time including: (i) proceeds from the sale of oil, gas or other associated minerals (net of any production royalties or other burdens on production, transportation costs and of any taxes on production including, but not limited to, severance, conservation, and ad valorem taxes, not reimbursed to Seller by the purchaser of production) produced from the Properties during the Adjustment Period and proceeds attributable to prepayments, payments for over-production pursuant to gas balancing agreements, take-or-pay payments and similar payments, and (ii) subject to Section 6.7 hereof, proceeds from the sale, salvage or other disposition during the Adjustment Period of any property, equipment or rights included in the Assets.

(2)  Except as provided in Section 2.2(a)(5), an amount equal to all unpaid expenses, burdens and obligations (including without limitation royalties, overriding royalties, rentals, and other charges, including charges billed under applicable operating agreements) which, in accordance with generally accepted accounting principles, accrue or are attributable to the Assets prior to the Effective Time (such costs shall be payable by Purchaser after Closing)

(3)  An amount equal to all unpaid production taxes, including, but not limited to, severance, conservation and ad valorem taxes (“Taxes”) assessed on production from the Assets for the period ending on the Effective Date. To the extent of this Purchase Price adjustment, all such Taxes shall be payable by Purchaser after Closing. All Taxes determined by the value of any production shall be deemed to be attributable to the period during which such production occurred and not attributable to the year in which such Taxes are assessed including, but not limited to, ad valorem taxes to be assessed in 2006 on the basis of the value of production during 2005, and payable in two installments no later than November 10, 2006, and May 10, 2007, or in a single payment no later than December 31, 2006. The amount of the adjustment shall be determined as of the Effective Time based on the actual amount of the Tax assessed against the Assets, provided that if the actual amount of the assessment is not known, the amount shall be estimated in good faith by Seller based on the quantity of and sales prices for production from the Assets during 2005 to the Effective Date and the tax rates in effect at the time of the estimate. The Parties agree that such estimates will be subject to adjustment and confirmation in connection with preparation of the Final Adjustment Statement. After Closing, Seller shall continue to be responsible for any liability asserted against the Assets for Taxes attributable to all time periods prior to the Effective Time for which no Purchase Price adjustment was taken pursuant to this subparagraph.

(4)  An amount equal to the sum of all adjustments provided for in this Agreement for Defective Interests, Title Defects, Environmental Defects and Casualty Losses (as those terms are hereinafter defined), and for preferential rights to purchase.

(5)  An amount per MMBtu equal to the arithmetic average of the first of the month spot price of gas delivered to Colorado Interstate Gas Company - Rocky Mountains as published in Inside FERC Gas Market Report for November 2005 and February 2006 for any gas which Seller may be obligated to deliver out of its fractional interest in the Wells as a result of overproduction by Seller from the Assets, such amount to be determined as of the Effective Time. Seller and Purchaser agree that for the purposes of the Preliminary Adjustment Statement, the gas imbalance volumes attributable to the Wells are set forth on Exhibit E attached hereto and made a part hereof. The Parties agree that such volumes will be subject to adjustment and confirmation in connection with preparation of the Final Adjustment Statement.

(6)  An amount with respect to each Property in which the NRI plus ORRI owned by Seller (exclusive of nonconsent interests) is less than the aggregate of the NRI plus ORRI for such Property as set forth in Exhibit G. With respect to each such Property, the amount of downward adjustment in the Purchase Price shall be calculated by multiplying the Allocated Value of such Property set forth on Exhibit G by the quotient of (i) Seller’s actual NRI plus ORRI in such Property as delivered to Purchaser at Closing divided by (ii) the NRI plus ORRI in such Property as reflected on Exhibit G.

Section 2.3  Payment of Adjusted Purchase Price.

(a)  At Closing, Purchaser shall pay to Seller, by bank transfer of immediately available funds to the account designated by Seller at least two business days prior to Closing, an amount which is equal to the estimated Adjusted Purchase Price as shown in the Preliminary Adjustment Statement (as hereafter defined), less the amount of the First Extension Deposit (as defined in Section 6.1(c) below), if any, the Second Extension Deposit (as defined in Section 6.1(d) below), if any, the Third Extension Deposit (as defined in Section 6.1(e) below), if any, as applicable, and any amounts to be placed at Closing into an Escrow Account as described in Sections 2.4(a), 4.1(c), and 5.2(b)(2) below. The costs of any Escrow Account shall be borne equally by the Parties.

(b)  Three business days after the Final Adjustment Statement (as hereafter defined) becomes binding as set forth in Section 2.4(b) below, Seller or Purchaser, as the case may be, shall pay or cause to be paid to the other Party the amount shown in the final and binding Final Adjustment Statement as being due to the other Party. Such payment shall be made by bank wire transfer of immediately available funds to an account designated by the payee. Any disputed amounts deposited in the Escrow Account pursuant to Section 2.4(a) of this Agreement, less escrow fees, shall be applied to the amount shown in the final and binding Final Adjustment Statement and the Parties shall execute joint written instructions to the Escrow Agent to cause the Escrow Account to be distributed in a manner consistent with the final and binding Final Adjustment Statement. Interest on disputed amounts deposited in the Escrow Account shall be distributed in the same manner as the principal amount of the Escrow Account and shall be owed in addition to the amount shown in the final and binding Final Adjustment Statement.

Section 2.4  Preliminary and Final Adjustment Statements.

(a)  Seller shall deliver to Purchaser two business days prior to the Original Closing Date or Extended Closing Date, as applicable, a statement (the “Preliminary Adjustment Statement”) setting forth Seller’s estimate on a cash basis of the Adjusted Purchase Price. The Preliminary Adjustment Statement shall be based upon actual information available to Seller at the time of its preparation and upon Seller’s good faith estimates and assumptions. There shall be attached to the Preliminary Adjustment Statement such supporting documentation and other data as is reasonably necessary to provide a basis for Seller’s estimate of the Adjusted Purchase Price. Seller and Purchaser shall mutually agree on the Preliminary Adjustment Statement one business day prior to Closing, with any disagreements to be handled in the Final Adjustment Statement and the dispute resolution mechanism set forth in subparagraph (b) below. Any amounts in dispute shall be placed at Closing into an escrow account (“Escrow Account”) established pursuant to an escrow agreement (the “Escrow Agreement”) with Wells Fargo Bank NA or another mutually acceptable financial institution (“Escrow Agent”) until the Final Adjustment Statement has become binding as provided in subparagraph (b) below.

(b)  After Closing, Purchaser and its representatives may conduct an audit of the Preliminary Adjustment Statement and each adjustment or payment that was not finally determined as of Closing and recalculate the estimated Adjusted Purchase Price, as described in Section 2.4(a) hereof. On or prior to the 60th day after the Closing, Purchaser may present Seller with a statement setting forth exceptions, if any, to the Preliminary Adjustment Statement and any final determinations of adjustments or payments (the “Final Adjustment Statement”). The Final Adjustment Statement shall become final and binding on Seller and Purchaser on the 30th day following the date the Final Adjustment Statement is received by Seller, unless prior to such 30th day Seller shall deliver to Purchaser a written report containing any changes that Seller proposes to make to the Final Adjustment Statement. If Seller has delivered a notice of disagreement, then the Final Adjustment Statement will become final and binding upon written agreement between Purchaser and Seller resolving all disagreements of Seller. If the Final Adjustment Statement has not become final and binding by the 45th day following its receipt by Seller, then Seller’s disagreements with the Final Adjustment Statement shall be determined by binding arbitration conducted by the accounting firm of Ehrhardt Keefe Steiner Hottman PC (“Accounting Firm”) in accordance with the following procedures. No later than 20 days after initiating the arbitration procedure, the Accounting Firm shall conduct a hearing, at which time the Parties shall present such evidence and witnesses as they may choose, with or without counsel. Adherence to formal rules of evidence shall not be required, but the arbitrator shall consider any evidence and testimony that it determines to be relevant, in accordance with procedures that it determines to be appropriate. The arbitrator shall render its written decision regarding Seller’s disagreements with the Final Adjustment Statement within 30 days after the hearing. A decision may be filed in any court of competent jurisdiction and may be enforced by any Party as a final judgment of such court. Without the consent of Purchaser and Seller, the arbitration shall not determine any issues other than Seller’s disagreements with the Final Adjustment Statement. The fees and expenses of such arbitration shall be borne 50% by Seller and 50% by Purchaser.

Section 2.5  Allocation of Purchase Price.

Exhibit G attached hereto sets forth the allocation of the Purchase Price among the Properties (the “Allocated Value” of the respective Properties, as applicable). Seller and Purchaser agree that the Allocated Values shall be used by the Parties for calculating adjustments to the Purchase Price as provided herein.

ARTICLE 3
DUE DILIGENCE INSPECTION

Section 3.1  Access to Information.

Between the date of this Agreement and the Original Closing Date, Seller shall, subject to Section 6.6 hereof, take all commercially reasonable steps to (a) give Purchaser and its representatives full access at all reasonable times to the Assets and full access to, and the right to copy, all the books, records, accountants’ work papers, surveys, maps, studies, contracts, geological, geophysical, engineering or other data, computer runs, title opinions, curative materials and other documents of Seller pertaining to the ownership and operation of the Assets; provided that Seller shall have no obligation hereunder to provide Purchaser or its representatives with access to geological, geophysical, engineering or other data to the extent that such data is subject to a confidentiality or contractual obligation to a third party or to an attorney/client or attorney work product privilege, or relates to properties or interests which are not Assets, and (b) furnish or make available to Purchaser such financial and operating data and other information with respect to the Assets as Purchaser shall from time to time reasonably request, but in either case only to the extent that Seller may do so without violating any confidentiality or contractual obligation to a third party and to the extent that Seller has authority to grant such access, and without violating any privilege; provided, however, that Seller shall use all commercially reasonable efforts as soon as practicable after the date hereof to obtain permission from any such third party to grant Purchaser the access contemplated hereby. If copying of materials by Purchaser is prohibited due to the effect of the preceding, Seller shall (to the extent not also prohibited) provide Purchaser with reasonable access for the review of such materials for a period of one year following the Closing. Except as provided in Section 7.10(a) hereof, no warranty is made by Seller as to the information so supplied, and Purchaser agrees that any conclusions drawn therefrom are the result of its own independent review and judgment.

Section 3.2  Access to the Assets.

(a)  Prior to the Original Closing Date, Seller shall take all commercially reasonable steps to enable Purchaser and/or Purchaser's authorized representatives, agents and employees during normal business hours and, upon advance notice, to have reasonable access to the Assets to allow Purchaser to conduct, at Purchaser's sole risk and expense, on-site inspections and environmental assessments of the Assets including the right to collect air, soil, groundwater or surface water samples and to perform other environmental testing (“Environmental Examination”). In connection with such Environmental Examination, Purchaser agrees not to unreasonably interfere with activities on or the normal operation of the Assets. Except to the extent directly caused by Seller's or operator’s gross negligence or willful misconduct, Purchaser agrees to indemnify, defend and hold harmless Seller from and against all Losses (as defined in Section 9.3) arising from or related to the activities of Purchaser, its representatives, agents or employees in connection with such inspection regardless of the negligence or strict liability of Seller.

(b)  Purchaser shall give Seller prior written notice of any environmental inspections or tests, and Purchaser shall give Seller the opportunity to participate in all such inspections and tests and shall provide Seller and the operator of the applicable Assets, at no cost to Seller or the operator of the applicable Assets, all reports of such environmental inspections and tests, provided that all such reports shall be deemed to be confidential between the Parties and such operator and part of the information set forth in Section 6.6.

ARTICLE 4
TITLE MATTERS

Section 4.1  Defective Interests; Adjustments.

(a)  On or before 5:00 p.m. MST on March 6, 2006, (the “Defects Date”), Purchaser shall deliver to Seller written notice of Defective Interests (as hereinafter defined), if any. Such notice shall include (i) a description of the Defective Interests, (ii) the basis for the defect (“Defect”) that Purchaser believes causes such Assets to be treated as Defective Interests, (iii) the Allocated Values of the Defective Interests, and (iv) the amount by which Purchaser reasonably believes the Allocated Values of the Defective Interests have been reduced (the “Defect Amounts”) and the computation and information upon which Purchaser’s belief is based. Purchaser shall be deemed to have waived all rights under this Article 4, but not under the special warranty of title included in the Conveyance to be delivered at Closing, with respect to Title Defects, as defined below, unless such Title Defects are included in a written notice given by the Defects Date.

(b)  “Defective Interests” shall mean that portion of the Properties that Purchaser is entitled under Section 4.2 to treat as defective.

(c)  Except as otherwise provided in clause (f) below, the Parties shall proceed as follows with respect to Defective Interests:

(1)  as to those Assets which are Defective Interests for which, prior to the Closing, the Defect or other basis for treating such Assets as Defective Interests has been removed to the reasonable satisfaction of Purchaser, or Purchaser has agreed to waive the relevant Title Defect (as defined below) or other Defect and purchase such Assets notwithstanding the Defect, or Seller has provided to Purchaser an indemnity reasonably acceptable to Purchaser indemnifying Purchaser against all Losses, as defined in Section 9.3 hereof, with respect to such Assets arising from the Defect or basis for such Assets being treated as Defective Interests, there shall be no adjustment to the Purchase Price;

(2)  as to those Assets which are Defective Interests for which Purchaser and Seller agree to the Defect Amounts, the Purchase Price shall be reduced by such aggregate amount of such Defect Amounts;

(3)  as to those Assets which are Defective Interests for which the Parties agree that Seller may attempt to cure such Defective Interests to the satisfaction of Purchaser within ninety (90) days after the Closing, an amount equal to the Allocated Value of the Assets affected by such Defective Interests shall be placed in the Escrow Account as provided in Section 2.3(a) of this Agreement pending such cure; and

(4)  except as otherwise provided in Section 2.2(b)(6), as to those Assets which are Defective Interests for which Seller does not elect to cure or is unable to cure to the reasonable satisfaction of Purchaser within the time provided in this subparagraph or such later date as is mutually agreed to by the Parties or as to which the Parties do not agree on the amount of the Purchase Price adjustment under (c)(2) above, such Defective Interests shall be excluded from the Assets to be purchased by Purchaser hereunder and the Purchase Price shall be reduced by an amount equal to the aggregate Allocated Values of such excluded Defective Interests.

(d)  In determining which portion of the Assets are Defective Interests, it is the intent of the Parties to include, when practical, only that portion of the Assets materially affected by the Defect or the basis for such Assets being treated as Defective Interests. Defect Amounts shall be determined by the Parties in good faith taking into account all relevant factors; provided that if the Defect is a lien or encumbrance on a Property, the Defect Amount shall be the cost of removing such lien or encumbrance.

(e)  If the aggregate total of the Defect Amounts and Environmental Defects exceeds Ten Percent (10.0%) of the Purchase Price, then either Seller or Purchaser may terminate this Agreement pursuant to Section 11.1, without liability to the other, by giving notice on or before the Original Closing Date or, if the Purchaser elects to extend the Closing pursuant to Section 6.1(c), by the First Extension Date, provided, however, that in that event the First Extension Deposit shall promptly be returned to Purchaser.

(f)  Notwithstanding anything to the contrary, in no event shall there be any adjustments to the Purchase Price unless, and only to the extent that, the aggregate of the applicable Defect Amounts exceeds $150,000 (“Defects Threshold”); provided, however, that Seller shall nevertheless provide reasonable assistance, as requested by Purchaser, but at Purchaser’s cost and expense, to cure the Defects even if the applicable Defect Amounts total less than the Defects Threshold.

Section 4.2  Identification of Defective Interests.

(a)  If, prior to the Defects Date, there has been material noncompliance with the laws, rules, regulations, ordinances or orders (“Legal Requirements”) of any governmental, agency or authority having jurisdiction over the Assets (“Governmental Authority”), resulting in substantial risk of loss of the Assets or value thereof, then Purchaser may elect to treat such of the Assets as are materially and adversely affected by such noncompliance as Defective Interests.

(b)  If any necessary third party consent to the sale and transfer of the Assets is not obtained prior to the Defects Date, Purchaser may elect to treat that portion of the Assets subject to such consent requirement as Defective Interests.

(c)  If, prior to the Defects Date, there exists any suit, action or other proceeding before any court or government agency that would result in substantial loss or impairment of Seller’s title to any material portion of the Assets or a material portion of the value thereof, Purchaser may elect to treat that portion of the Assets substantially and materially affected thereby as Defective Interests.

(d)  If any preferential right to purchase is exercised, that portion of the Assets affected by the exercise of such preferential right shall be treated as Defective Interests; provided, however, that the provisions of Section 4.1 with respect to reduction of the Purchase Price shall not be applicable, except the provisions of 4.1(e), and Seller instead shall pay to Purchaser all consideration received by Seller due to exercise of such preferential right. Such payment shall be made on the later of the date of Closing or the date on which the consideration is received.

(e)  If there are any division orders or sales contracts not terminable as to Seller or Seller’s interests in the Assets upon 30 days’ notice to the other parties thereto or  contracts other than those listed on Exhibit C hereto, Purchaser may elect to treat that portion of the Assets subject to such division orders, sales contracts or contracts as Defective Interests.

(f)  If any Property is affected by a matter which constitutes a Title Defect, Purchaser may elect to treat that portion of the Property subject to such Title Defect as a Defective Interest. The term “Title Defect” as used herein shall mean any material encumbrance, encroachment, irregularity, defect in, or objection to Seller’s title to any Property (other than Permitted Encumbrances (as hereinafter defined)), which, based upon petroleum industry standards for the area in which the Properties are located, alone or in combination with other defects, renders Seller’s title to such Property less than good and marketable, or which would unreasonably interfere with Purchaser’s enjoyment of such Property. The term “good and marketable” as used herein shall mean that title of Seller, as reflected in the real property records of the county or counties where the Assets are located as of the Closing Date, which entitles Seller to receive from a Property not less than the interest shown on Exhibit G hereto as the aggregate NRI plus ORRI without reduction, suspension or termination throughout the duration of such Property, obligates Seller to bear a percentage of costs and expenses relating to the maintenance, development and operation of such Property not greater than the interest shown on Exhibit G hereto as WI (unless there is a corresponding increase in the NRI plus ORRI), and is free and clear of material liens, encumbrances, obligations or defects taken or effective at or prior to Closing (other than the Permitted Encumbrances). The term “Permitted Encumbrances” as used herein shall mean:

(1)  lessors’ royalties, overriding royalties, reversionary interests and similar burdens of record, in each case so long as they do not operate to reduce the NRI plus ORRI of Seller below that set out in Exhibit G;

(2)  preferential rights to purchase and required third-party consents and similar agreements with respect to which waivers or consents are obtained from the appropriate parties or the appropriate time period for asserting the right has expired without an exercise of the rights;

(3)  any non-perfected liens for taxes or assessments or, if perfected, that are being contested in good faith in the normal course of business;

(4)  any non-perfected materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business or, if perfected, their validity is being contested in good faith by appropriate action;

(5)  all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(6)  conventional rights of reassignment prior to release or termination of a leasehold interest requiring ninety (90) days or less notice to the holders of the rights;

(7)  easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations which do not materially impair the use of the Properties as currently owned and operated;

(8)  all rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, and all applicable laws, rules and orders of a Governmental Authority;

(9)  any encumbrance on or affecting the Assets which is paid by Seller at or prior to Closing or which is discharged at or prior to Closing;

(10)  any Title Defects that Purchaser shall have expressly waived in writing or which are deemed to have been waived by operation of Section 4.1(a);

(11)  liens and security interests that are to be released at Closing;

(12)  defects in the early chain of title consisting of the mere failure to recite marital status in a document or omission of successors of heirship proceedings, unless Purchaser provides affirmative evidence that such failure or omission has resulted in another party’s actual and superior claim of title to the relevant Property;

(13)  defects that have been cured by possession under applicable statutes of limitation for adverse possession or prescription;

(14)  defects whatsoever if Seller or its predecessors in title have received proceeds of such production from the relevant property for the last seven years without interruption or challenges based on the alleged defect;

(15)  defects based on lack of information in Seller’s files or arising out of lack of survey, unless a survey is required by applicable laws or regulations;

(16)  defects based on a gap in Seller’s chain of title in the Bureau of Land Management (“BLM”) records as to Federal Leases, in the State’s records as to State Leases or in the county records as to fee Leases, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain, which documents shall be included in Purchaser’s notice of Defective Interests; and

(17)  changes in WI, NRI or ORI which are based on changes in drilling and spacing units, tract allocation or other changes in pool or unit participation occurring after the Closing.

(g)  If, prior to the Defects Date, Purchaser becomes aware of (i) any call upon, option to purchase or similar rights with respect to any portion of production from the Assets (other than any right of a third party operator of any of the Properties to market Seller’s share of production from such Properties which such right is terminable on thirty days’ notice or less) or (ii) any Well is subject to penalties on allowables after the date of this Agreement because of any overproduction or violation of applicable Legal Requirements, Purchaser may treat the Asset affected thereby as a Defective Interest.

(h)  If, prior to the Defects Date, Purchaser becomes aware of any material Basic Document (i) which is not in full force and effect or valid and legally binding on Seller, (ii) as to which Seller is in breach or default in a material respect, or (iii) under which Seller has failed to timely make any required payments, Purchaser may treat the Asset materially and adversely affected thereby as a Defective Interest.

(i)  If any Assets are burdened by surface use restrictions, excluding BLM restrictions typical for the area in which the Assets are located, that would be unacceptable to a prudent operator, or there are rights of third parties which could interfere with operations for the exploration, development and production within a time that would be acceptable to a prudent operator, Purchaser may treat the Assets materially and adversely affected thereby as a Defective Interest.

(j)  If there are any tax partnership agreements or other agreements requiring payment of costs on a basis disproportionate with the working interest to be acquired by Purchaser, Purchaser may treat the Assets affected thereby as a Defective Interest.

Section 4.3  Casualty Loss.

If, prior to Closing, any of the Assets are damaged or destroyed by fire, blowout or other casualty (“Casualty Defect”), Seller shall notify Purchaser promptly after Seller learns of such event. Seller shall have the right, but not the obligation, to cure any such Casualty Defect by repairing such damage or, in the case of personal property or fixtures, replacing the Assets affected thereby with equivalent items, no later than the date of Closing. To the extent Seller anticipates that a Casualty Defect cannot or will not be cured prior to Closing, Seller shall notify Purchaser promptly and the parties will promptly meet in good faith and attempt to agree upon the aggregate reduction in value of such Assets (including associated damages) on account of such Casualty Defects. If the parties are unable to agree on such amount prior to Closing, then such determination shall be made by an appraiser knowledgeable in the field and acceptable to both parties. If Seller and Purchaser are unable to agree on an appraiser, each shall select an appraiser and the appraisers so selected shall select a third appraiser to make such determination. If such value in aggregate is determined to be less than ten percent (10%) of the Purchase Price, Purchaser shall proceed to purchase the Assets and, at the option of Purchaser, either (a) the Purchase Price will be reduced by the aggregate reduction in the value of the Assets attributable to the Casualty Defects (as agreed by the parties or determined by an appraiser) and Seller shall retain all insurance proceeds and claims against other parties in respect of any such Casualty Defect, or (b) Seller shall assign to Purchaser all of its rights to receive insurance proceeds, and all claims against other parties, in each case in respect of any such Casualty Defect, and the Purchase Price will be reduced by an amount equal to the sum of Seller’s retention or deductible under the Seller’s insurance policies plus the amount by which such aggregate reduction in value exceeds Seller’s insurance policies limits. If the aggregate reduction in value of the Assets attributable to Casualty Defects equals or exceeds ten percent (10%) of the Purchase Price, Purchaser will have the right to terminate this Agreement pursuant to Section 9.1.

ARTICLE 5
ENVIRONMENTAL MATTERS

Section 5.1  Definitions.

For the purposes of the Agreement, the following terms shall have the following meanings:

“Environmental Defect” means a condition in, on or under the Assets (including, without limitation, air, land, soil, surface and subsurface strata, surface water, ground water, or sediments) that causes an Asset to be in material violation of an Environmental Legal Requirement or a condition that can reasonably be expected to give rise to costs or liability under applicable Environmental Legal Requirements.

“Environmental Legal Requirement” means any statute, rule, regulation, code or order, issued by any Governmental Authority in effect, and as in effect, on or before the Effective Time relating to the protection of the environment or the release or disposal of waste materials.

Section 5.2  Adjustments for Environmental Defects.

(a)  Notice of Environmental Defects. Purchaser shall provide Seller with written notice of any Environmental Defect which Purchaser's Environmental Examination reveals and will provide evidence thereof. Such notice and evidence shall be given on or before the Defects Date set forth in Section 4.1 hereof. Purchaser shall be deemed to have waived all rights under this Article 5, but not its rights and remedies under Articles 7 and 9 hereof or under any other provisions of this Agreement, with respect to Environmental Defects unless such Environmental Defects are included in a written notice given by the Defects Date.

(b)  Defect Adjustments. Upon timely delivery of written notice of an Environmental Defect, the Parties shall proceed as follows:

(1)  Seller shall have the option to attempt to remediate such Environmental Defects to the satisfaction of Purchaser on or before the Closing Date;

(2)  By mutual consent of the Parties, Seller shall have the option to attempt to remediate such Environmental Defects to the satisfaction of Purchaser within ninety (90) days after the Closing provided, however, that an amount equal to the Allocated Value of the Assets affected by such Environmental Defects shall be placed in the Escrow Account as provided in Section 2.3(a) of this Agreement pending such remediation;

(3)  If Seller does not elect to cure or is unable to cure such Environmental Defects to the reasonable satisfaction of Purchaser on or before the Closing Date or such later date as is mutually agreed to by the Parties, Purchaser shall have the option to either accept assignment of the Assets affected by such Environmental Defects or to exclude such Assets from this Agreement (together with any Defective Interests excluded from this Agreement pursuant to Section 4.1(c)(4), the “Excluded Assets”). If Purchaser elects to exclude such Assets, the Purchase Price shall be adjusted downward by an amount equal to the Allocated Value of such Excluded Assets.

ARTICLE 6
CLOSING, PAYMENT AND CERTAIN ACTIONS
OF THE PARTIES PRIOR TO CLOSING

Section 6.1  Time and Place of Closing.

(a)  The purchase by Purchaser and the sale by Seller of the Assets as contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Holland & Hart LLP, at 555 Seventeenth Street, Suite 3200, Denver, Colorado.

(b)  Except as provided in this Section 6.1, the Closing shall be March 6, 2006 (“Original Closing Date”).

(c)  Purchaser may elect to extend the Closing by ten (10) business days to March 16, 2006 (the “First Extended Closing Date”) by the payment of Five Hundred Thousand Dollars and No Cents ($500,000.00) (the “First Extension Deposit”) to Seller in immediately available funds no later than 5:00 pm, MST, on or before the next business day after the Original Closing Date. The First Extension Deposit shall be nonrefundable in the event the Closing does not occur except as otherwise provided in Article 11. The First Extension Deposit shall be creditable against the Purchase Price at Closing under Section 2.3 of this Agreement.

(d)  If Purchaser has made the election under clause (c) above, Purchaser may elect to further extend the Closing to April 28, 2006 (the “Second Extended Closing Date”) by (i) notifying Seller in writing no later than the business day preceding the First Extended Closing Date (i.e., no later than 5:00 p.m., MST, on or before March 15, 2006), and (ii) the payment of Seven Hundred Fifty Thousand Dollars and No Cents ($750,000.00) (the “Second Extension Deposit”) to Seller in immediately available funds no later than 5:00 pm, MST, on or before the First Extended Closing Date. The Second Extension Deposit shall be nonrefundable if the Closing does not occur except as otherwise provided in Article 11. The Second Extension Deposit shall be creditable against the Purchase Price at Closing under Section 2.3 of this Agreement.

(e)  If Purchaser has made the election under clause (d) above, Purchaser may elect to further extend the Closing by a final thirty (30) days to May 30, 2006 (the “Third Extended Closing Date”) by (i) notifying Seller in writing no later than the second business day preceding the Second Extended Closing Date (i.e., no later than 5:00 p.m., MST, on or before April 26, 2006), and (ii) the payment of One Million Dollars and no cents ($1,000,000.00) (the “Third Extension Deposit”) to Seller in immediately available funds no later than 5:00 pm, MST, on or before the Second Extended Closing Date. The Third Extension Deposit shall be nonrefundable if the Closing does not occur except as otherwise provided in Article 11. The Third Extension Deposit shall be creditable against the Purchase Price at Closing under Section 2.3 of this Agreement.

(f)  The payment of a First Extension Deposit, a Second Extension Deposit, or a Third Extension Deposit, and any elections under subparagraphs (c) through (e) above, shall not extend or otherwise affect the Defects Date in Section 4.1(a).

(g)  Notwithstanding anything to the contrary herein, Purchaser shall use reasonable good faith efforts to notify Seller as soon as it has determined that it will not be making a First Extension Deposit as provided in subparagraph (c) and no later than April 1, 2006 if it has then determined that it will not be making the Third Extension Deposit as provided in subparagraph (e).

Section 6.2  Government Reviews.

Seller and Purchaser shall in a timely manner (a) make all required filings, if any, with, and prepare applications to and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations. Each party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.

Section 6.3  Inconsistent Activities.

Unless and until this Agreement has been terminated pursuant to Section 11.1 hereof, Seller shall not, without the prior written consent of Purchaser, directly or indirectly sell or otherwise transfer, negotiate to sell or otherwise transfer, or enter into any agreement with any party other than Purchaser that provides for the purchase and sale or other transfer of the Assets.

Section 6.4  Division Orders; Transfer Orders.

(a)  Seller shall execute at the Closing Letters in Lieu of Division and Transfer Orders relating to the Assets on forms prepared by Purchaser and reasonably satisfactory to Seller to reflect the transactions contemplated hereby.

(b)  Seller shall execute at the Closing the Conveyance and all other assignments necessary to convey to Purchaser all Federal or State leases and properties included in the Assets in the form as prescribed by the applicable Governmental Authority.

(c)  Seller shall at the Closing execute with regard to each operating agreement to which Seller is a party and relating to the Assets, each notice prepared by Purchaser, in a form reasonably acceptable to Seller, stating that Seller has assigned to Purchaser its interest in the property subject to such operating agreement.

Section 6.5  Public Announcements.

Each Party shall obtain the written consent of the other Party hereto prior to any public announcement by such Party regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby; provided, however, the foregoing shall not restrict disclosures by Purchaser (or Purchaser’s parent company) or Seller in compliance with applicable securities or other laws or in compliance with existing loan or other agreements binding such Party (or its parent companies) in such Party’s discretion.

Section 6.6  Information Kept Confidential.

Purchaser and Seller shall hold in strict confidence all aspects of the transactions contemplated by this Agreement and all information and data concerning the Assets and obtained in connection with the transactions contemplated by this Agreement (other than information and data that becomes generally available to the public other than through disclosure by a party hereto or its partners, officers, employees or representatives) and without the prior written consent of the other party hereto neither Purchaser nor Seller shall disclose any such information to anyone other than to its officers, employees and representatives; provided, however, the foregoing shall not restrict disclosures by Purchaser (or Purchaser’s parent company) or Seller in the event and to the extent outside counsel for the Purchaser or Seller, as applicable, advises the disclosing party that such disclosure is required to comply with applicable securities or other laws or with existing loan or other agreements binding such party (or its affiliated companies). The aforesaid obligation shall terminate on the earlier to occur of (a) the Closing or (b) as the information and data in question become generally available to the public other than through the breach by either party or its partners, officers, employees or representatives of said obligation. Seller agrees that, after the Closing, it will hold in strict confidence and not disclose to anyone other than its representatives any information and data concerning the Assets provided to Purchaser in connection with the transactions contemplated by this Agreement unless such information and data have become generally available to the public other than through disclosure by Seller or its partners, officers, employees or representatives. If this Agreement is terminated for any reason, Purchaser shall promptly return to Seller or, with Seller’s prior written consent, destroy all information and data furnished or made available by Seller to Purchaser and obtained by Purchaser in the course of its investigation of the Assets and Purchaser agrees not to retain copies of any such information or data in such event, to keep all such information and data confidential, and not to disclose any such information or data to any third party without obtaining the prior written consent of Seller to such disclosure unless such information and data have become generally available to the public other than through disclosure by Purchaser or its officers, employees or representatives or unless otherwise required under applicable securities or other laws or by existing loan or other agreements binding such party (or its affiliated companies).

Section 6.7  Operation of Business.

From the date hereof until the Closing, Seller (i) shall obtain the prior written consent of Purchaser with respect to all material decisions to be made with respect to the Assets, including without limitation any drilling, completion, reworking or similar operations or decisions, and any termination, modification, entering into or extension of any material Basic Documents or understandings affecting the Assets, (ii) shall operate the Assets in a manner consistent with past practices, and in accordance with applicable Legal Requirements and existing operating agreements, including maintaining customary books and records with respect to the Assets consistent with prior practice, (iii) shall act with respect to the Assets in good faith and in accordance with its best business judgment as if the Assets were not being sold to Purchaser hereunder, (iv) shall maintain insurance coverage on the Assets in the amounts and of the types presently in force, (v) shall use commercially reasonable efforts to maintain in full force and effect all Leases and other Basic Documents relating to the Properties, (vi) shall use commercially reasonable efforts to maintain in full force and effect all material permits and approvals affecting the Assets, (vii) shall not transfer, sell, hypothecate, encumber or otherwise dispose of any of the Assets, (viii) shall not take any action with respect to the Assets that would create any liabilities other than those created in the ordinary course of business, (ix) shall use commercially reasonable efforts to maintain the Properties in a manner consistent with past practices and in a state of repair and operation at least as good as at present, except for ordinary wear and tear and depreciation, and (x) shall not modify, terminate, renew, suspend or abrogate any Basic Document.

Section 6.8  Notice of Proceedings and Proposals.

If between the date hereof and the Closing Seller should obtain actual knowledge of (i) any pending or threatened suit, action, proceeding, claim, investigation or inquiry by any person, entity or Governmental Authority which could affect the Assets, (ii) any proposal from any third party to engage in any material transaction with respect to the Assets, or (iii) any material adverse change in the Assets (or any occurrence or circumstance affecting the Assets which might reasonably be expected to result in any such change), Seller shall give prompt written notice to Purchaser of such matter.

Section 6.9  Consents.

Seller shall promptly take such reasonable actions necessary to obtain and deliver at Closing all third party consents which are required to consummate the transaction contemplated hereby. The form and content of all of Seller's solicitations for consents affecting the Assets shall be subject to Purchaser's approval. Purchaser shall use its commercially reasonable efforts to promptly identify to Seller any such third party consents of which it becomes aware prior to Closing.

Section 6.10  Financing.

Purchaser shall promptly take such reasonable actions necessary to obtain financing necessary to consummate the transactions contemplated herein. Purchaser shall keep Seller reasonably informed on a weekly basis concerning the status and results of its efforts to obtain such financing.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF SELLER

To the extent the same are transferable, Seller shall assign to Purchaser, its successors and assigns, at Closing, all of Seller's rights under and by virtue of all covenants and representations, warranties and indemnifications pertaining to the Assets, express or implied (including, without limitation, title and environmental representations, warranties and indemnifications) that were received by Seller in connection with its acquisitions of the Assets. To the extent the same are not transferable, Seller shall use reasonable good faith efforts to enforce the same at the request of and on behalf of Purchaser.

Seller makes the following representations and warranties as of the Effective Time and as of Closing. As used in this Article 7, “to the best of Seller’s knowledge” means the actual knowledge of Lewis W. Douglas, Jr., Scott R. Clark or Douglas Battin, after reasonable inquiry, including, but not limited to, reasonable inquiry of the operators of the Properties.

Section 7.1  Organization, Standing and Power.

SEI is a Nevada corporation duly formed, validly existing and in good standing under the laws of the State of Nevada, and SEWI is a Nevada corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. Seller has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of the Assets or the nature of its activities makes such qualification necessary. Seller has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transaction contemplated hereby.

Section 7.2  Authority and Enforceability.

The execution, delivery and performance by Seller of this Agreement, and the consummation of the transaction contemplated hereby, have been duly and validly authorized by all necessary action on the part of Seller, and this Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights of creditors generally. Neither the execution and delivery by Seller of this Agreement or the Conveyance nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the provisions hereof or thereof, shall (a) conflict with or result in a breach of any provision of its articles or certificate of organization, or bylaws, (b) conflict with or result in a breach of any agreement, instrument, mortgage, deed of trust, lease or other obligation to which Seller is a party or by which Seller or any of the Assets is bound or affected, (c) violate any judgment, order, ruling or decree applicable to Seller or to any of the Assets, (d) violate any statute, rule or regulation applicable to Seller or the Assets, assuming receipt of all routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement, or (e) result in the imposition of any security interest, lien, claim, charge or encumbrance upon the Assets.

Section 7.3  Liability for Brokers’ Fees.

Purchaser shall not directly or indirectly incur any liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 7.4  Compliance with Laws; Litigation.

(a)  Except as set forth in Schedule 7.4(a), to Seller’s knowledge, there have been no material violations of any applicable Legal Requirement (including, but not limited to, Environmental Legal Requirements) promulgated by any Governmental Authority which relate to the Assets or the production therefrom or the operation thereof.

(b)  To Seller’s knowledge, all material permits, licenses and other authorizations relating to the Properties which are necessary under Legal Requirements (including, but not limited to, Environmental Legal Requirements) with respect to pollution or protection of the environment have been obtained, including Legal Requirements (including, but not limited to, Environmental Legal Requirements) relating to actual or threatened emissions, discharges, or releases of hazardous materials or wastes into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of hazardous materials or wastes and the Properties are in compliance in all material respects with all terms and conditions of such permits, licenses and authorizations, and with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such Legal Requirements (including, but not limited to, Environmental Legal Requirements) or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the Properties. Seller has received no notice of, and has no actual knowledge of circumstances relating to, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which are reasonably likely to materially interfere with or prevent continued material compliance with Legal Requirements (including, but not limited to, Environmental Legal Requirements), or which are reasonably likely to give rise to any material liability, based on or related to the processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any hazardous toxic material or waste from or attributable to the Properties.

(c)  Except as otherwise provided in Schedule 7.4(c), to Seller’s knowledge, there are no claims, actions, suits, investigations, inquiries or proceedings pending or threatened against Seller or any affiliate of Seller or affecting the Assets that may have an adverse effect on the Assets taken as a whole or on the operation thereof, that, if adversely determined, would prevent or hinder the consummation of the transactions contemplated hereby, or that seek or could result in the modification, revocation, termination, suspension or other limitation of any Lease or Basic Document. To Seller’s knowledge, there are no outstanding judgments requiring Seller to take any action of any kind with respect to the Assets, or to which Seller or any of the Assets are subject or by which they are bound or affected.

Section 7.5  Necessary Governmental Authorizations.

To Seller’s knowledge, neither execution and delivery of, nor performance under this Agreement or the Conveyance or any other document or instrument to be executed and delivered by Seller at Closing is prohibited by or requires any consent, authorization, approval or registration (other than pursuant to the Mineral Leasing Act of 1920 with respect to holding federal leases, and as are customarily obtained subsequent to the consummation of transactions such as the transactions contemplated hereby) under any Legal Requirement, or any judgment, order, writ, injunction or decree binding upon Seller.

Section 7.6  Tax Matters.

To Seller’s knowledge, all Taxes relating to the Assets that have become due and payable through the Effective Time have been properly paid.

Section 7.7  Operations.

(a)  To Seller’s knowledge, the Properties are being developed, operated and maintained in material compliance with all leases, contracts and commitments to which Seller is a party or by which Seller or any of such Properties are bound.

(b)  To Seller’s knowledge: (i) Seller is not, and immediately after the Closing Purchaser will not be, dependent with respect to the Properties on the right to use the properties of others, except under valid and enforceable leases, contracts, pooling or unitization agreements, rights or other arrangements, (ii) all buildings, fixtures, machinery and equipment currently used in the operations related to the Properties are adequate for their normal operations consistent with industry practice, and conform with all applicable Legal Requirements (including but not limited to Legal Requirements relating to environmental protection or health and safety) and (iii) there is no pending or threatened condemnation or expropriation of any part of the Assets.

Section 7.8  Operating Agreements.

To Seller’s knowledge, and except as identified on Exhibit C or Schedule 2.2 hereto, with respect to the joint, unit or other operating agreements relating to the Assets: (i) there are no outstanding calls or payments under authorities for expenditures for payments which are due or which Seller has committed to make which have not been made; (ii) there are no operations under the operating agreements with respect to which any Seller has become a non-consenting party; and (iii) there are no outstanding proposals soliciting authorities for expenditures. Seller has not elected under any joint operating agreement included in the Assets to carry any share of any non-consenting party’s share of costs of any operations proposed under such joint operating agreements.

Section 7.9  Wells.

To Seller’s knowledge, all of the Wells included in the Assets have been drilled and completed within the boundaries of the Leases included in the Assets or within the limits otherwise permitted by contract, pooling or unit agreement, and by applicable Legal Requirements, and no Well included in the Assets is subject to penalties because of any violation of applicable Legal Requirements.

Section 7.10  Basic Documents.

(a)  Prior to the date hereof, Seller has furnished to Purchaser copies of, or complete access to, all Basic Documents and all Files except the contracts described in paragraphs 18, 20 and 34 of Exhibit C. After providing access to the Files to Purchaser, Seller has and will continue to furnish Purchaser such information known to Seller as is necessary to update the Files until the Closing.

(b)  Exhibit C is a complete list of all Basic Documents, other than the Leases listed on Exhibit A.

(c)  With respect to the Properties, to the knowledge of Seller, (i) all Basic Documents are in full force and effect and are valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (ii) Seller is not in breach or default with respect to any of its obligations pursuant to any such Basic Documents, and Seller has not received written notice of any claim of breach or default; (iii) all payments under the Basic Documents have been timely and properly paid; and (iv)  no other party to any Basic Document is in breach or default with respect to its obligations thereunder.

Section 7.11  Conduct of Business.

To the knowledge of Seller, since the Effective Time, it has not (a) sustained a loss of, or damage to, any of the Assets, or (b) waived any right of substantial value relating to the Assets; and there has not been (c) any material adverse change in any of the Assets, whether or not arising in the ordinary course of business, or (d) any occurrence or circumstance which might reasonably be expected to result in any such change other than (i) changes in accordance with normal and expected production decline curves and usual operating conditions, and (ii) general changes or expected changes in market prices for production or in the oil and gas industry generally.

Section 7.12  Leases.

(a)  With respect to the Leases, to the knowledge of Seller, (i) all Leases are in full force and effect and are valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (ii) Seller is not in breach or default with respect to any of its obligations pursuant to any Lease, and Seller has not received written notice of any claim of breach or default; (iii) except as set forth in Schedule 7.12(a), all payments (including without limitation royalties, delay rentals, shut-in royalties and joint interest or other billings) have been timely and properly paid; and (iv)  no other party to any Lease is in breach or default with respect to its obligations thereunder.

(b)  To Seller’s knowledge, with respect to the Leases, unit agreements, pooling agreements, communitization agreements, and other documents creating interests comprising the Assets: (i) other than sliding scale royalty clauses contained in certain of the federal oil and gas Leases, there are no express provisions of the Leases or other documents which increase the royalty share of the lessor; (ii) there are no express provisions of any Leases which prohibit the payment of royalty on the basis of proceeds received under a prudently negotiated arms-length contract; (iii) upon establishment of production in commercial quantities and until such production should cease, the Leases may be maintained in full force and effect over the economic life of the property involved in accordance with the respective habendum clauses contained in such Leases beyond the respective primary terms set forth in said Leases; and (iv) there are no fixed-term Leases which cannot be extended by production at the end of the term.

Section 7.13  Gas Contracts.

Except as described on Exhibit C, there are no gas purchase and sale agreements, gathering agreements, processing agreements, transportation agreements or other agreements pertaining to the disposition of production to which the Assets, or any portion of the Assets, are dedicated as of the date of this Agreement.

Section 7.14  Calls on Production; Prepayments; Imbalances.

Except with respect to the rights of third-party operators to market Seller’s share of production, which such rights are terminable on thirty-days notice or less, there are no calls on production or options to purchase production or similar rights with respect to the Assets or to the production therefrom. The Assets are not obligated by virtue of a prepayment arrangement under any contract for the sale of hydrocarbons. Except as set forth on Exhibit E, there are no situations where Seller, pursuant to any balancing arrangements or similar circumstances or under the common law, is required to allow another party to produce more than an insignificant quantity of hydrocarbons which, in the absence of such balancing arrangements or similar situation, would have been produced by Seller, and there are no existing production or pipeline imbalances affecting Seller’s interest in any of the Properties. Seller is not liable, directly or indirectly, for any scheduling or imbalance penalties or charges imposed by any pipeline in connection with the transportation of gas produced from any of the Assets.

Section 7.15  Taxpayer Identification Number.

SEI’s Taxpayer Identification Number is 84-1182765, and SEWI’s is 95-4298135.

Section 7.16  No Bankruptcy.

There are no bankruptcy proceedings pending, being contemplated by, or to Seller's knowledge, based upon reasonable inquiry and investigation, threatened against Seller.

Section 7.17  Income Taxes.

All of Seller’s income taxes and obligations relating thereto that could result in a lien or other claim against any of the Assets have been properly paid.

Section 7.18  Tax Partnerships.

The Assets are not subject to any tax partnership agreements requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 7.19  Consents; Preferential Rights to Purchase.

Except for governmental consents which are customarily obtained post Closing, and except as set forth on Schedule 7.19, no consents or approvals are required to be obtained for the assignment of the Assets to Purchaser which have not been obtained. No person or entity holds a right or option to purchase or preferential right to purchase the Assets, or any part thereof.

Section 7.20  Plugging and Abandonment.

Except as set forth on Schedule 7.20, none of the Wells has been plugged or abandoned and, to the knowledge of Seller, there are no other wells on the Land which have been shut in but not plugged and abandoned.

Section 7.21 Depth Restrictions.

Except as described on Exhibit A, none of the Leases contain any depth restrictions.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows in this Article 8:

Section 8.1  Organization, Standing and Power.

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Colorado and has full legal power and right to carry on its business as such is now being conducted. Purchaser is or will be by Closing duly qualified as a foreign corporation in the State of Wyoming.

Section 8.2  Authority and Enforceability.

The execution and delivery by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all requisite action on the part of Purchaser. This Agreement constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights of creditors generally. Neither the execution and delivery by Purchaser of this Agreement nor the consummation of the transactions contemplated hereby nor the compliance by Purchaser with any of the provisions hereof, shall (a) conflict with or result in a breach of any provision of its articles of incorporation or bylaws, (b) conflict with or result in a breach of any material agreement or instrument to which Purchaser is a party or by which Purchaser is bound, (c) violate any judgment, order, ruling, or decree applicable to Purchaser, or (d) violate any statute, rule or regulation applicable to Purchaser, assuming receipt of all routine governmental consents normally acquired after the consummation of transactions such as transactions of the nature contemplated by this Agreement.

Section 8.3  Liability for Brokers’ Fees.

Seller shall not directly or indirectly incur any liability or expense as a result of undertakings or agreements of Purchaser for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 8.4  Litigation.

There is no suit, action, claim, investigation, or inquiry by any person or entity or by any Governmental Authority and no legal, administrative or arbitration proceeding pending or to Purchaser’s best knowledge, threatened proceeding against Purchaser or any affiliate of Purchaser which has or will materially affect Purchaser’s ability to consummate the transactions herein.

Section 8.5  Necessary Governmental Authorizations.

Neither execution and delivery or, nor performance under this Agreement or the Conveyance or any other document or instrument to be executed and delivered by Purchaser at Closing is prohibited by or requires any consent authorization, approval or registration (other than as are customarily obtained subsequent to the consummation of transactions such as the transactions contemplated hereby) under any Legal Requirement, or any judgment, order, writ, injunction or decree binding on Purchaser.

Section 8.6  Authority to Hold Federal Leases.

Purchaser is a corporation duly incorporated under the laws of one of the states of the United States of America, is authorized to, and upon the Closing hereof shall, take title to and ownership of the federal Leases included in the Properties.

Section 8.7  Independent Evaluation.

Purchaser is an experienced and knowledgeable investor in the oil and gas business and its risks. Purchaser has retained and taken advice concerning the Assets and the transactions herein from advisors and consultants which are knowledgeable about the oil and gas business and its risks. Purchaser has been afforded the opportunity to examine Seller’s books and records and other information made available by Seller concerning the Assets (the “Background Materials”). The Background Materials contain files, or copies thereof, that Seller has used in its normal course of business and other information about the Assets that Seller has compiled or generated; provided, however, that Purchaser acknowledges and agrees that, except for the express representations and warranties of Seller contained in this Agreement, Seller has made no representations or warranties, express or implied, written or oral, as to the accuracy or completeness of the Background Materials or, except for the express representations and warranties of Seller contained in this Agreement, as to any other information concerning the Assets, furnished or to be furnished to Purchaser or its representatives by or on behalf of Seller, including without limitation any estimate with respect to the value of the Assets or reserves or any projections as to events that could or could not occur. In entering into this Agreement, Purchaser acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of the transactions herein including its own estimate and appraisal of the extent and value of the petroleum, natural gas and other reserves attributable to the Properties. Except as expressly provided in this Agreement, Seller shall have no liability to Purchaser resulting from any use, authorized or unauthorized, of the Background Materials or any other information relating to the Assets provided by or on behalf of Seller. PURCHASER ACKNOWLEDGES AND AGREES THAT THE RELATED ASSETS ARE BEING SOLD “AS IS” “WHERE IS”, WITH NO REPRESENTATIONS, WARRANTIES OR GUARANTIES, EXPRESS OR IMPLIED, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT.

ARTICLE 9
ASSUMPTION OF LIABILITIES
INDEMNIFICATION

Section 9.1  Purchaser Assumption of Liabilities and Obligations.

Upon Closing, Purchaser shall (a) assume and pay, perform, fulfill and discharge its pro rata share of all duties, claims, costs, expenses, liabilities and obligations attributable to the Assets from and after the Effective Time and (b) except to the extent of any Purchase Price adjustment made pursuant to Section 2.2(a)(5), assume and pay all amounts owing under the AFEs listed on Schedule 2.2 regardless of whether such AFE amounts are attributable under generally accepted accounting principles to periods of time before or after the Effective Time, (c) assume and pay the first $250,000.00 in Losses incurred by Purchaser as provided in Section 9.4(a) below, (d) assume any costs to cure or Losses associated with the Defect Threshold under Section 4.1(f), and (e) assume and pay all expenses, burdens and obligations and Taxes for which and only to the extent Purchaser received a downward adjustment of the Purchase Price at Closing pursuant to Sections 2.2(b)(2) and 2.2(b)(3), respectively (collectively, the “Purchaser’s Assumed Liabilities”).

Section 9.2  Seller's Retention of Liabilities and Obligations.

Upon Closing, Seller retains all duties, claims, costs, expenses, liabilities and obligations attributable to the Assets prior to the Effective Time other than (a) the Purchaser’s Assumed Liabilities, (b) Taxes to be paid by Purchaser under Section 15.5 for which it has received a Purchase Price adjustment under Section 2.2(b)(3), and (c) those Defective Interests, if any, (i) which Purchaser has waived under Section 4.1(c)(1), or (ii) for which Purchaser has received an adjustment under Section 4.1(c)(2) (collectively, the “Seller’s Retained Liabilities”).

Section 9.3  Indemnification.

“Losses” shall mean any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the cost of investigation), liabilities, damages, demands, suits, claims, and sanctions of every kind and character (including civil fines) arising from, related to or reasonably incident to matters indemnified against; excluding however any special, consequential, punitive or exemplary damages, diminution of value of an Asset, loss of profits incurred by a party hereto or Loss incurred as a result of the indemnified party indemnifying a third party.

After the Closing, subject to Sections 9.4 and 9.7, Purchaser and Seller shall indemnify each other as follows:

(a)  Seller's Indemnification of Purchaser. Seller assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Purchaser, its officers, directors, employees and agents, from and against all Losses which arise from or in connection with (i) Seller's Retained Liabilities, (ii) any breach of any representation or warranty made by Seller in this Agreement, (iii)  any other matter for which Seller has agreed to indemnify Buyer under this Agreement, and (iv) any breach by Seller of this Agreement; provided, however, that Seller’s maximum liability under this indemnification obligation shall not exceed the Purchase Price.

(b)  Purchaser’s Indemnification of Seller. Purchaser assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Seller, its officers, directors, employees and agents, from and against all Losses which arise from or in connection with (i) Purchaser's Assumed Liabilities, (ii) any breach of any representation or warranty made by Purchaser in this Agreement, (iii) any other matter for which Purchaser has agreed to indemnify Seller under this Agreement, and (iv) any breach by Purchaser of this Agreement.

Section 9.4  Procedure.

The indemnifications contained in Section 9.3 shall be implemented as follows:

(a)  Coverage. Such indemnity shall extend to all Losses suffered or incurred by the indemnified party exceeding the first $250,000.00 in Losses.

(b)  Claim Notice. The party seeking indemnification under the terms of this Agreement (“Indemnified Party”) shall submit a written “Claim Notice” to the other party (“Indemnifying Party”) which, to be effective, must state: (i) the amount of each payment claimed by an Indemnified Party to be owing, (ii) the basis for such claim, with supporting documentation, and (iii) a list identifying to the extent reasonably possible each separate item of Loss for which payment is so claimed. The amount claimed shall be paid by the Indemnifying Party to the extent required herein within ten (10) days after receipt of the Claim Notice, or after the amount of such payment has been finally established, whichever last occurs.

(c)  Information. Within 20 days after the Indemnified Party receives notice of a claim or legal action that may result in a Loss for which indemnification may be sought under this Article 9 (“Claim”), the Indemnified Party shall give written notice of such Claim to the Indemnifying Party. If the Indemnifying Party or its counsel so requests, the Indemnified Party shall furnish the Indemnifying Party with copies of all pleadings and other information with respect to such Claim. At the election of the Indemnifying Party made within 60 days after receipt of such notice, the Indemnified Party shall permit the Indemnifying Party, as its own expense, to assume control of such Claim (to the extent only that such Claim, legal action or other matter relates to a Loss for which the Indemnifying Party is liable), including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Party, and the conduct of litigation through attorneys of the Indemnifying Party's choice; provided, however, that no such settlement can result in any liability or cost to the Indemnified Party for which it is entitled to be indemnified hereunder without its consent. If the Indemnifying Party elects to assume control, (i) any expense incurred by the Indemnified Party thereafter for investigation or defense of the matter shall be borne by the Indemnified Party, and (ii) the Indemnified Party shall give all reasonable information and assistance, other than pecuniary, that the Indemnifying Party shall deem necessary to the proper defense of such Claim, legal action, or other matter. In the absence of such an election, the Indemnified Party will use its best efforts to defend, at the Indemnifying Party's expense, any claim, legal action or other matter to which such other party's indemnification under this Article 9 applies until the Indemnifying Party assumes such defense, and, if the Indemnifying Party fails to assume such defense within the time period provided above, settle the same in the Indemnified Party's reasonable discretion at the Indemnifying Party's expense. If such a Claim requires immediate action, both the Indemnified Party and the Indemnifying Party will cooperate in good faith to take appropriate action so as not to jeopardize defense of such Claim or either party's position with respect to such Claim.

(d)  Dispute. If the existence of a valid Claim or amount to be paid by an Indemnifying Party is in dispute, the parties agree to submit determination of the existence of a valid Claim or the amount to be paid pursuant to the Claim Notice to binding arbitration in Wyoming, such arbitration to be conducted as follows: The arbitration proceeding shall be governed by Wyoming law and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”), with discovery to be conducted in accordance with the Federal Rules of Civil Procedure, and with any disputes over the scope of discovery to be determined by the arbitrators. The arbitration shall be before a three person panel of neutral arbitrators, consisting of one person from each of the following categories: (1) an attorney who has practiced in the area of oil and gas law for at least ten years; (2) a retired judge at the Wyoming or United States District Court or Appellate Court level; and (3) a person with at least ten years of oil and gas industry experience as a petroleum engineer. The AAA shall submit a list of persons meeting the criteria outlined above for each category of arbitrator, and the parties shall select one person from each category in the manner established by the AAA. The arbitrators shall conduct a hearing no later than 60 days after submission of the matter to arbitration, and a written decision shall be rendered by the arbitrators within 30 days of the hearing. At the hearing, the parties shall present such evidence and witnesses as they may choose, with or without counsel. Adherence to formal rules of evidence shall not be required but the arbitration panel shall consider any evidence and testimony that it determines to be relevant, in accordance with procedures that it determines to be appropriate. Any award entered in the arbitration shall be made by a written opinion stating the reasons and basis for the award made and any payment due pursuant to the arbitration shall be made within 15 days of the arbitrators' decision. The final decision may be filed in a court of competent jurisdiction and may be enforced by any party as a final judgment of such court. The costs of the arbitration shall be borne by the party against whom any award entered in the arbitration is made, unless the arbitration panel determines otherwise.

Section 9.5  No Insurance; Subrogation.

The indemnifications provided in this Article 9 shall not be construed as a form of insurance. Purchaser and Seller hereby waive for themselves, their successors or assigns, including, without limitation, any insurers, any rights to subrogation for Losses for which each of them is respectively liable or against which each respectively indemnifies the other, and, if required by applicable policies, Purchaser and Seller shall obtain waiver of such subrogation from their respective insurers.

Section 9.6  Reservation as to Non-Parties.

Nothing herein is intended to limit or otherwise waive any recourse Purchaser or Seller may have against any non-party for any obligations or liabilities that may be incurred with respect to the Assets.

Section 9.7  Survival of Representations, Warranties and Covenants.

The representations and warranties of Seller and Purchaser in this Agreement shall survive Closing for a period of eighteen (18) months except (a) those contained in Sections 7.1, 7.2, 8.1 and 8.2 which shall survive indefinitely, and (b) those contained in Sections 7.4 and 7.6 which shall survive for the applicable statutes of limitation periods. Seller and Purchaser shall have no liability under Sections 9.3(a)(ii) and 9.3(b)(ii), respectively, unless a Claim Notice is submitted by Purchaser or Seller, as the case may be, within the applicable survival period. The covenants of Seller and Purchaser shall survive until fully performed.

Section 9.8. Survival of Indemnification Obligations; Guaranty. Except as provided in Section 9.7 hereof, the Indemnification Obligations under Section 9.3 shall survive Closing. Seller shall deliver to Purchaser at closing a guaranty executed by Lewis W. Douglas, Jr. guaranteeing the full and prompt payment and performance of all of Seller’s obligations under this Agreement, including, but not limited to, Seller’s Indemnification obligations, in substantially the form set forth in Exhibit H hereto.

ARTICLE 10
CONDITIONS TO CLOSING

Section 10.1  Conditions to Obligation of Purchaser to Close.

The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived in writing by Purchaser:

(a)  Purchaser shall not have been denied access to information, as described in Section 3.1, or the ability to conduct an Environmental Examination, as described in Section 3.2, by any third party operators of the assets or any other third parties having consent rights.

(b)  The representations and warranties of Seller set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on such dates (including representations and warranties made as of a specific date being true and correct as though that specific date were changed to the date of this Agreement or the Closing);

(c)  Seller shall have performed all obligations and agreements and complied with all covenants and conditions applicable to it contained in this Agreement prior to or on the Closing and shall have executed and delivered the Conveyance prior to or on the Closing;

(d)  Purchaser shall have received certificates executed by an officer of Seller, dated as of Closing, reasonably satisfactory in form and substance to Purchaser, certifying that the conditions specified in Sections 10.1(b) and 10.1(c) have been satisfied;

(e)  No suit, action or other proceeding by a third party or Governmental Authority shall be pending or threatened which seeks damages from Purchaser in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement;

(f)  All third-party consents required as a condition to the transfer of the Assets or the benefit of ownership to Purchaser of the Assets shall have been obtained and remain in effect;

(g)  There is available to Purchaser financing for this transaction on commercially reasonable terms in the discretion of Purchaser’s Board of Directors;

(h)  No changes in or to the Assets shall have occurred between the Effective Time and the Closing which, taken as a whole, are materially adverse to Purchaser, other than (i) changes in accordance with normal and expected production decline curves and usual operating conditions, (ii) changes in operations undertaken with the written consent of Purchaser pursuant to the provisions of this Agreement, and (iii) general changes or expected changes in market prices for production or in the oil and gas industry generally; and

(i)  Purchaser shall have received the guaranty described in Section 9.8 hereof.

Section 10.2  Conditions to Obligation of Seller to Close.

The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived in writing by Seller:

(a)  The representations and warranties of Purchaser set forth herein shall be true and correct in all material respects as of the date of this Agreement, the Effective Date and as of the Closing as though made on and as of all such dates;

(b)  Purchaser shall have performed all obligations and agreements and complied with all covenants and conditions applicable to it contained in this Agreement prior to or on the Closing;

(c)  Seller shall have received a certificate executed by an officer of Purchaser, dated as of Closing, reasonably satisfactory in form and substance to Seller, certifying that the conditions specified in Sections 10.2(a) and 10.2(b) have been satisfied; and

(d)  No suit, action or other proceeding by a third party or a Governmental Authority shall be pending or threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

(e)  Purchaser shall have delivered bonds or commitments to issue bonds sufficient to cover the operation of the Assets as required by applicable Legal Requirements.

(f)  Seller shall have received a guaranty executed by Samson Oil & Gas Limited guaranteeing the full and prompt payment and performance of all of Purchaser’s obligations under this Agreement in substantially the form set forth in Exhibit I hereto.

Section 10.3  Seller’s Obligations at Closing.

At Closing, Seller shall deliver to Purchaser the following:

(a)  An executed counterpart of the Conveyance;

(b)  Assignments of the Properties, to the extent required, on officially approved federal and/or state assignment forms;

(c)  Exclusive possession of the Assets;

(d)  The originals or copies of the Files, provided, however, that for a period not to exceed two years after the Closing, upon reasonable request for litigation, tax or other legitimate business purposes Purchaser shall allow Seller, and its agents, employees, and representatives access to examine and copy, at Seller’s own expense, during normal business hours the Files;

(e)  The Preliminary Adjustment Statement; and

(f)  Such other documents and instruments as shall be reasonably requested by Purchaser and its counsel to effect the intent of this Agreement and consummate the transaction contemplated hereby.

Section 10.4  Purchaser’s Obligations at Closing.

At Closing, Purchaser shall deliver to Seller the following:

(a)  The estimated Adjusted Purchase Price by bank transfer of immediately available funds as set forth in Section 2.3, less the amount of the Deposit, First Extension Deposit, Second Extension Deposit, Third Extension Deposit, as applicable, and any amounts to be paid into Escrow pursuant to Section 2.4 (which Escrow shall be funded at Closing);

(b)  An executed counterpart of the Conveyance, evidencing Purchaser’s acceptance of same and assumption of the Assumed Obligations;

(c)  Evidence reasonably satisfactory to Seller of Purchaser’s compliance with Section 10.2(e); and

(d)  Such other documents and instruments as shall be reasonably requested by Seller and its counsel to effect the intent of this Agreement and consummate the transaction contemplated hereby.

Section 10.5  Obligation of Both Parties at Closing.

At Closing and thereafter as may be necessary, the parties hereto shall execute, acknowledge and deliver transfer orders, and/or letters-in-lieu of transfer orders, notifying all oil and gas purchasers to begin directing that all proceeds of production from the Properties which have heretofore been paid to Seller shall immediately be paid to the account of Purchaser. Thereafter, the Parties shall execute, acknowledge, and deliver transfer orders and any other documents and shall take such other action as may be necessary to carry out their obligations under this Agreement.

ARTICLE 11
TERMINATION AND AMENDMENT

Section 11.1  Termination.

This Agreement may be terminated:

(a) by the mutual agreement of Seller and Purchaser at any time prior to the Closing;

(b) by either Party, by written notice delivered to the other Party prior to the Original Closing Date or, if the Purchaser elects to extend the Closing pursuant to Section 6.1(c), by the First Extended Closing Date, if the provisions of Section 4.1(e) give such Party the right to terminate;

(c) by Purchaser if the provisions of Section 4.3 give it the right to terminate;

(d) by Seller, by written notice delivered to Purchaser prior to the Original Closing Date, if Seller reasonably believes the Defects identified in Purchaser’s notice, if any, delivered pursuant to Section 4.1(a) and the Environmental Defects identified in Purchaser’s notice, if any, delivered pursuant to Section 5.2(a) (other than Defects and Environmental Defects upon which a Purchase Price adjustment is made at Closing or which relate to Excluded Assets) will be unduly burdensome or costly to cure or remediate;

(e) by Seller if the conditions set forth in Section 10.2 are not satisfied on or before the Original Closing Date or, if the Closing Date is extended as provided in Article VI, the Extended Closing Date, or

(f) by Purchaser if the conditions set forth in Section 10.1 are not satisfied on or before the Original Closing Date or, if the Closing Date is extended as provided in Article VI, the Extended Closing Date;

provided that the terminating Party shall not have breached the obligations it has undertaken hereunder to perform at Closing. Any Party shall exercise a right of termination provided above by written notice to the other Party In the event Closing has not occurred on the Original Closing Date or, if the Closing Date is extended as provided in Article VI, the Extended Closing Date (the “Outside Closing Date”), this Agreement shall automatically terminate except as otherwise provided by the Parties in an executed amendment hereto.

Section 11.2  Effect of Termination. Neither Party shall have any liability whatsoever to the other Party arising out of termination of this Agreement except, and only to the extent, as follows:

(a)  When Extension Deposits Are To Be Returned. If Purchaser has paid any Extension Deposits pursuant to Sections 6.1(c), (d) or (e) and this Agreement is terminated pursuant to Sections 11.1 (a), (b), (c), (d), Section 11.1(e) if Seller’s condition to Closing in Section 10.2(d) is not satisfied, or Section 11.1(f) if any of Purchaser’s conditions to Closing are not satisfied except the financing condition in Section 10.1(g), Purchaser shall be entitled to a refund of such Deposits within five (5) business days after Seller’s receipt of Purchaser’s notice of termination.

(b)  Termination Under Section 11.1(e); Purchaser’s Unauthorized Termination. Notwithstanding any other provisions of this Agreement to the contrary, the Parties acknowledge that the Extension Deposits provided for in Sections 6.1(c), (d) and (e) are option payments that give the Purchaser the right, but not the obligation, to consummate the transaction contemplated by this Agreement and, therefore, if the Closing is extended pursuant to Sections 6.1(c), (d) or (e), and, thereafter, the transaction contemplated by this Agreement is not consummated on or before the Outside Closing Date by reason of Seller’s termination of this Agreement pursuant to Section 11.1(e) or by Purchaser’s termination of this Agreement by notice to Seller and such termination is not authorized by this Agreement, Purchaser shall nevertheless have no liability whatsoever for such termination and Seller shall be entitled to retain all Extension Deposits paid by Purchaser prior to such termination (except for a termination because Seller’s condition to closing in Section 10.2(d) is not satisfied).

(c)  Termination Under Section 11.1(f); Seller’s Wrongful Failure to Tender Performance. If the transaction contemplated by this Agreement is not consummated on or before the Outside Closing Date by reason of the Purchaser’s termination of this Agreement pursuant to Section 11.1(f) (other than for the reason that the financing condition set forth in Section 10.1(g) has not been satisfied) or by reason of Seller’s wrongful failure to tender performance and the Purchaser is in compliance with the terms of this Agreement, then the Purchaser retains all legal and equitable remedies against Seller.

Section 11.3  Amendment.

(a)  At any time prior to the Closing this Agreement may be amended or modified in any respect by the Parties by an agreement in writing executed in the same manner as this Agreement.

(b)  No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the Parties to be bound thereby.

ARTICLE 12
EXPENSES AND TRANSFER TAXES

Section 12.1  Expenses.

All expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the Conveyance and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller; and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.2  Sales Taxes and Assessments.

All sales, use, transfer and similar taxes or assessments (including duties, levies and other governmental charges incurred by or imposed on the Parties with respect to the property transfers or other transactions undertaken pursuant to this Agreement) arising from or payable by reason of the conveyance of the Assets to Purchaser shall be borne by Purchaser.

ARTICLE 13
POST-CLOSING OBLIGATIONS

Section 13.1  Post-Closing Production Receipts and Expenses.

Seller shall be entitled to all proceeds of hydrocarbons production attributable to the Assets, and, except as provided herein, is responsible for all costs and expenses, attributable to periods of time prior to the Effective Time, and Purchaser shall be entitled to all proceeds of hydrocarbons production attributable to the Assets, and is responsible for all costs and expenses, attributable to periods of time from and after the Effective Time, and for the AFE costs as provided in Section 9.1(b) of this Agreement. Should either Party receive proceeds from hydrocarbons production from the Assets to which the other Party is entitled (which proceeds have not previously been the subject of Purchase Price adjustments pursuant to Article 2), the receiving Party shall pay over such proceeds to the entitled Party not later than ten days after its receipt of such proceeds. Should either Party receive a statement or invoice for costs which are the responsibility of the other Party (which costs have not previously been the subject of Purchase Price adjustments pursuant to Article 2), the receiving Party shall forward such statement or invoice to the responsible Party and the responsible Party shall timely and properly pay such statement or invoice.

Section 13.2  Cooperation.

Each Party shall provide the other Party with reasonable access to all relevant documents, data and other information which may be required by the other Party for the purpose of preparing tax returns and responding to any audit by any taxing jurisdiction. Each Party to this Agreement shall cooperate with all reasonable requests of the other Party made in connection with contesting the imposition of taxes. Notwithstanding anything to the contrary in this Agreement, neither Party shall be required at any time to disclose to the other Party any tax returns or other confidential tax information.

ARTICLE 14
1031 EXCHANGE

Seller reserves the right, at or prior to Closing, to assign its rights under this Agreement with respect to a portion of the Purchase Price and that portion of the Assets associated therewith (“1031 Assets”), to a Qualified Intermediary (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations) to accomplish this transaction in a manner that will comply, either in whole or in part, with the requirements of a Like-Kind Exchange. Accordingly, Seller may assign its rights under this Agreement to the 1031 Assets to the Qualified Intermediary. Purchaser hereby (i) consents to Seller's assignment of its rights in this Agreement with respect to the 1031 Assets, and (ii) if such an assignment is made, agrees to pay a portion of the Purchase Price into the qualified trust account at Closing as set forth in the 1031 Exchange Agreement used to accomplish the Like-Kind Exchange as directed in writing by Seller. Seller and Purchaser acknowledge and agree that an assignment of this Agreement to a Qualified Intermediary shall not release either party from any of their respective liabilities and obligations to each other or expand any such respective liabilities or obligations under this Agreement, and that neither party represents to the other that any particular tax treatment will be given to either party as a result thereof. Purchaser shall not be obligated to pay any additional costs or incur any additional obligations as a result of Seller's Like-Kind Exchange, and Seller shall indemnify and hold Purchaser harmless from and against all claims, losses and liabilities, if any, resulting from such a Like-Kind Exchange.

ARTICLE 15
MISCELLANEOUS

Section 15.1  Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

Section 15.2  Notice.

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally or by registered or certified mail, postage prepaid, or by facsimile transmission as follows:

If to Purchaser:      Samson Oil and Gas USA Inc.
1726 Cole Boulevard, Suite 210
Lakewood, Colorado 80401
Attention: Terry Barr
FAX: 303-295-1361

If to Seller:         c/o Stanley Energy, Inc.
1776 Lincoln Street, Suite 1300
Denver, CO 80203
Attention: Lewis W. Douglas, Jr.
FAX: 303-830-8576

All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed. For facsimile transmissions, if received after the close of business on any day, such notices shall be deemed to have been given on the next business day.

Section 15.3  Further Assurances.

From and after the Closing, at the request of Purchaser but without further consideration, Seller shall execute and deliver or cause to be executed and delivered such other instruments of conveyance and transfer and take such other action as necessary to effectively vest in Purchaser and to put Purchaser in possession of, any of the Assets and rights and relations thereto. This obligation shall include, but not be limited to, taking such action as may be required of Seller to cure any Defective Interests conveyed to Purchaser.

Section 15.4  Recording Fees and Similar Costs.

Purchaser shall bear any documentary, filing, and recording fees and similar costs incurred and imposed upon, or with respect to, the property transfers contemplated hereby.

Section 15.5  Ad Valorem and Other Taxes.

Except as specifically provided in this Section 15.5, Seller shall pay. when due (whether before or after the Closing), all Taxes (as defined in Section 2.2(b)(3)) for which Purchaser has not received a Purchase Price adjustment under Section 2.2(b)(3) and shall protect, defend, indemnify and hold Purchaser harmless from and against all Losses suffered or incurred by Purchaser by reason of Seller’s failure to timely and fully pay all of such taxes. Purchaser shall pay when due all Taxes for which Purchaser has received a Purchase Price adjustment under Section 2.2(b)(3).

Section 15.6  Governing Law.

This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Colorado without regard to principles of conflicts of laws otherwise applicable to such determinations.

Section 15.7  Captions.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 15.8  Waivers.

Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the Party or Parties to whom such compliance is owed. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 15.9  Exhibits and Schedules.

All Exhibits and Schedules attached to or referred to in this Agreement are incorporated into and made a part of this Agreement.

Section 15.10  Entire Agreement; Amendments.

This Agreement, the Exhibits and Schedules attached hereto or referred to herein, and the instruments and documents delivered or to be delivered at Closing, embody the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior representations, agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified orally, but only by an agreement signed by the Party or Parties against whom any waiver, change, amendment, modification or discharge may be sought to be enforced.

Section 15.11  Rights Cumulative.

The rights and remedies of the Parties under this Agreement shall be cumulative and not exclusive of any rights or remedies which any Party would otherwise have hereunder or at law or in equity or by statute.

Section 15.12  Binding Effect; Benefits; Third Parties; Joint Ventures.

This Agreement will inure to the benefit of and will be binding upon the Parties and their respective successors and permitted assigns. Seller shall not assign this Agreement or delegate any of its duties hereunder to any other person or entity without the prior written consent of the Purchaser. Purchaser shall not assign this Agreement or delegate any of its duties hereunder to any other person or entity without the prior written consent of the Seller. This Agreement constitutes an agreement solely among the Parties, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations or liabilities, legal or equitable, including any right of employment, on any person or entity other than the Parties and their respective successors or permitted assigns, or otherwise constitute any person or entity a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, express or implied, is intended to or will constitute the Parties hereto partners or participants in a joint venture.

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IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties, all as of the date first above written.

PURCHASER:

Samson Oil and Gas USA Inc.

/s/ Terry Barr
Name: T.M. Barr
Title: Managing Director

SELLER:

Stanley Energy, Inc.

/s/ Lewis W. Douglas Jr.
Name: Lewis W. Douglas, Jr.
Title: President

Stanley Energy W., Inc.

/s/ Lewis W. Douglas Jr.
Name: Lewis W. Douglas, Jr.
Title: President

LIST OF EXHIBITS AND SCHEDULES

Exhibit A	Oil & Gas Leases and Lands

Exhibit B	Oil & Gas Wells

Exhibit C	Basic Documents

Exhibit D	Form of Conveyance

Exhibit E	Wellhead and Pipeline Imbalances

Exhibit F	WI, NRI, and ORRI

Exhibit G	Allocation of Purchase Price

Exhibit H	Form of Douglas Guaranty

Exhibit I	Form of Samson Parent Guaranty

Schedule 2.2	AFEs

Schedule 7.4(a)	Legal Requirements

Schedule 7.4(c)	Pending Claims

Schedule 7.12(a)	Lease payment claims

Schedule 7.19	Consents

Schedule 7.20	Shut-in or Temporarily Abandoned Wells